Exhibit 99.1

Western Copper and Gold Announces C$25.6 Million Strategic Investment by Rio Tinto

VANCOUVER, BC, May 17, 2021 /CNW/ - Western Copper and Gold Corporation ("Western" or the "Company") (TSX: WRN) (NYSE American: WRN) announces a C$25.6 million strategic investment by Rio Tinto Canada Inc. ("Rio Tinto"), to advance the Company's copper-gold Casino Project in the Yukon.

Rio Tinto has agreed to subscribe for and purchase 11,808,490 common shares at a price of C$2.17 per share for aggregate gross proceeds of approximately C$25.6 million, resulting in Rio Tinto owning approximately 8.0% of Western's outstanding common shares.

"We are pleased to welcome Rio Tinto as a strategic investor in the Company," said Paul West-Sells, President and CEO. "The investment by Rio Tinto, a leading global mining group which operates in 35 countries around the world, and whose purpose is to produce the materials essential to human progress is a strong endorsement of the Casino Project.  We look forward to working with Rio Tinto to advance Casino."

Western remains the sole owner of the Casino Project and will continue to be the operator. The Company will use the proceeds of the strategic investment to fund specific areas of study, which will form part of the feasibility study and permitting with the aim of progressing to a development phase for the Casino Project. The investment represents an opportunity for Rio Tinto to better understand the potential of the Casino Project.

In connection with the strategic investment by Rio Tinto, the Company and Rio Tinto will enter into an investor rights agreement, whereby, subject to certain conditions, including time and ownership thresholds, Rio Tinto will have certain rights, including the right to appoint:

  one member to a Casino Project Technical Committee
  one non-voting observer to attend all meetings of the board of directors of the Company one director of the Company, if Rio Tinto's ownership increases to at least 12.5%
  up to three secondees to the Casino Project

In addition, Rio Tinto will have a right to participate in future equity issuances to maintain its ownership in the Company and will be provided with a one-time "demand registration right" and "piggy-back registration rights."

Under the investor rights agreement, for a period of 12 months, Rio Tinto has also agreed:

  not to sell, transfer, offer or otherwise dispose of any shares without first notifying the Company to vote any shares in favor of each director nominated by the board of directors of the Company for election by shareholders not to acquire any securities of the Company, subject to certain exceptions

The closing of the strategic investment is expected to occur on or about May 31, 2021 and is subject to regulatory approval, including that of the Toronto Stock Exchange and the NYSE American LLC. The common shares will be subject to a statutory hold period in accordance with applicable securities legislation.

RBC Capital Markets is acting as financial advisor to Western in connection with the strategic investment by Rio Tinto.

Western will host a conference call on May 17, 2021 at 1:00 pm (Pacific Time) for senior management to discuss this investment by Rio Tinto.

Toll-Free Number:          1-800-319-4610
International Callers:      1-604-638-5340
Conference ID:              10014814

Replay of the conference call is available at 1-800-319-6413 or 1-604-638-9010, access code 6977.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is developing the Casino Project, Canada's premier copper-gold mine in the Yukon Territory and one of the most economic greenfield copper-gold mining projects in the world.  For more information, visit www.westerncopperandgold.com.

On behalf of the board,

"Paul West-Sells"

Dr. Paul West-Sells
President and CEO
Western Copper and Gold Corporation

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

This news release contains certain forward-looking statements, including statements with respect to the anticipated use of proceeds from the strategic investment, the rights to be provided to Rio Tinto and the restrictions imposed on Rio Tinto pursuant to the investor rights agreement, and the expected closing date for the strategic investment. Statements that are not historical fact are "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995 and "forward looking information" as that term is defined in National Instrument 51-102 ("NI 51-102") of the Canadian Securities Administrators (collectively, "forward-looking statements"). Forward-looking statements are frequently, but not always, identified by words such as "plans", "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible" and similar expressions, or statements that events, conditions or results "will", "may", "could" or "should" occur or be achieved. In making the forward-looking statements herein, the Company has applied certain material assumptions including, but not limited to, the assumption that general business conditions will not change in a materially adverse manner.

Forward-looking statements are statements about the future and are inherently uncertain, and actual results, performance or achievements of Western and its subsidiaries may differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements due to a variety of risks, uncertainties and other factors. Such risks and other factors include, among others, risks involved in fluctuations in gold, copper and other commodity prices and currency exchange rates; uncertainties related to raising sufficient financing in a timely manner and on acceptable terms; and other risks and uncertainties disclosed in Western's AIF and Form 40-F, and other information released by Western and filed with the applicable regulatory agencies.

Western's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and Western does not assume, and expressly disclaims, any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

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SOURCE Western Copper and Gold Corporation

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%CIK: 0001364125

For further information: Sandy Noyes, Director, Investor Relations, 604.638.2520 or snoyes@westerncopperandgold.com

CO: Western Copper and Gold Corporation

CNW 08:07e 17-MAY-21